Filed by Gannett Co., Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Gannett Co., Inc.

Commission File No.: 001-36874

On August 7, 2019, the following communication was distributed to certain employees of Gannett Co., Inc. by Jamshid Khazenie, Chief Technology Officer:

Gannett Technology teammates,

As you have all seen in this week’s announcements, Gannett is taking important steps forward in our evolution as a media and advertising powerhouse, and a critical leader in local and national journalism.

I want to encourage everyone to carefully read the materials provided by our Chairman Jeff Louis. They contain a tremendous amount of useful information about the nature of the transaction and what it means for our future.

As exciting as these times are, they also bring uncertainly. The Technology leadership team and I will continue our commitment to providing timely and transparent information to all of you as best as we can. Look for a cadence of regular communication in the coming weeks and months.

For now, we should all take pride in the hard work and smart decisions that we brought to the table over the recent months and years. Our division has made a decisive contribution to Gannett’s strong position in this combination.

If you have any specific questions or concerns, please do not hesitate to come to me or your manager. Looking forward to our continued journey together!

-Jamshid

From: “A message from J. Jeffry Louis”

Date: Monday, August 5, 2019 at 11:51 AM

To: “A message from J. Jeffry Louis”

Subject: Company Announcements

Dear Colleagues,

Today we made two significant announcements for the future of our company.

First, together with our second quarter 2019 financial results, we announced an agreement under which New Media will acquire Gannett. Following the close of the transaction, both New Media and its operating subsidiary GateHouse will be rebranded and operate under the “Gannett” brand. The combined company will be headquartered in McLean, Va., with a continued corporate presence in existing locations.

Current New Media Chairman and Chief Executive Officer Michael Reed will remain Chairman and CEO of the public company. Our own Chief Financial Officer Ali Engel is expected to become CFO of the public company upon closing.

We are confident that this transaction will create tremendous value for both Gannett and New Media shareholders, yield benefits for our audiences, clients, communities and, importantly, lead to significant opportunities for Gannett employees as part of an expanded, better-resourced organization.

Second, in a separate press release, we announced the appointment of Paul Bascobert as President and Chief Executive Officer of Gannett and as a member of the Board of Directors, effective immediately. Copies of the press releases we issued are attached.

Transaction with New Media: A Strong Partner to Drive Growth in the Digital Future

The transaction with New Media represents an exciting new chapter for Gannett. Like Gannett, GateHouse is one of the largest publishers of locally based print and online media in the United States. Together, we will create the largest U.S. local news organization by number of titles and circulation and create a leading digital media player, with 263 daily publications across 47 states and Guam and USA TODAY, reaching more than 145 million unique visitors every month, in addition to Newsquest. We see significant opportunities to leverage the combined company’s enhanced scale and financial strength to accelerate our ongoing digital transformation and drive growth. And importantly, we will have an expansive journalism network of national and local reporters with the resources required to deliver unique and award-winning content for local communities and national audiences.

New Media recognizes our journalistic excellence, admires the sophistication and quality of our people and appreciates the continued progress we have made in our digital transformation. Importantly, Gannett and New Media share many of the same values, including trust, integrity and a focus on providing impactful journalism to the communities we serve. Our companies also share the same strategic vision that a digital transformation of the newspaper industry is vital to preserve the future of journalism.

The new combined company represents a significant expansion of the USA TODAY NETWORK, adding such award-winning brands as the Austin American-Statesman, The Columbus Dispatch and the Providence Journal.

Our key acquisitions, including ReachLocal, SweetIQ and WordStream, have driven innovation and made Gannett a leader in providing advertising and marketing solutions. With the addition of New Media’s UpCurve and GatehouseLive, this transaction will position our company as THE trusted digital marketing partner to local and national businesses.

As we worked with New Media on the key elements of this planned merger, our discussions centered on the commitments that have earned us the trust of the communities we serve. The combined operating company will be guided by a focus on high-quality journalism, our ongoing digital transformation and strong corporate governance. Importantly, New Media will also be expanding its Board to include three Gannett directors and, as noted above, the combined company will retain the Gannett name and headquarters. We should be proud of New Media’s strong interest in our brands and our team’s outstanding work.

In short, we have found in New Media a strong partner and cultural fit for Gannett as we come together with a shared mission to create the nation’s largest local media organization and best-in-class marketing solutions partner.

Please keep in mind that today’s announcement is just the first step. The transaction is expected to close by the end of 2019, subject to the satisfaction of customary closing conditions, including receipt of regulatory clearances and approval by the shareholders of each company. Until then, we will continue to operate as separate companies, and it will remain business as usual for all of us at Gannett.

Your Board and management team are deeply grateful for your dedication and focus throughout countless external distractions. Your contributions and care for our clients, communities and each other make a positive difference every day. And you have our sincere thanks as we continue to serve those who depend on us.

A New Leader for Gannett

Secondly, we are excited to welcome Paul as our new CEO.

Paul is a proven leader with a clear strategic vision and established record of driving financial and operational performance for multiple marketing solutions companies and media brands. We think he is uniquely suited to lead Gannett going forward, and I am confident the entire organization will benefit from his experience and insights as we work to close the transaction with New Media. Upon closing, Paul will serve as Chief Executive Officer of the combined operating company.

Most recently, Paul served as President of XO Group, where he was instrumental to the company’s transformation from a media business to a two-sided marketplace model. Previously, he served as President of Local Businesses at Yodle, a local internet marketing and advertising solutions provider for small businesses. Prior to that, he held leadership roles at multiple media companies, including Bloomberg LP, where he served as Chief Operating Officer of its Media Group and President of Bloomberg Businessweek, and Dow Jones & Co., where he served as Chief Marketing Officer across its consumer products, including The Wall Street Journal, Barron’s and MarketWatch.

With his appointment, members of the Gannett executive team will report directly to Paul. I want to thank Barbara Wall, who has served as interim Chief Operating Officer in addition to Chief Legal Officer following Bob Dickey’s retirement in May. This was a critical period for the company, and Barbara’s deep understanding of our business and operations from her more than three decades at Gannett will continue to be invaluable.

Next Steps

We understand that there will be many questions. Keep in mind that this transaction is subject to regulatory review, which we anticipate will take several months. While there are legal restrictions on what we can plan for and discuss during this period, we will do our best to provide you with regular updates on the process.

At 5:30 p.m. Eastern Time today, Paul, Barbara and I, together with the rest of your management team, will be hosting an employee town hall to discuss these announcements in greater detail and answer your questions. I know Paul is looking forward to sharing his enthusiasm for today’s news and meeting many of you in the coming weeks. For those of you at our headquarters, the event will be held in the auditorium. It can also be watched via webcast. Look out for an invite.

In the interim, attached please find an FAQ to help answer some of your immediate questions.

As always, if you receive any inquiries from the media about today’s news, please refer them to Amber Allman, vice president of corporate communications, at 703-854-5358. Inquiries from analysts or investors should be referred to Stacy Cunningham, vice president of financial planning and investor relations, at investors@gannett.com or 703-854-3168.

On behalf of the board of directors and leadership team, thank you for your continued support and dedication to Gannett. I hope you share my optimism for our company’s future.

Sincerely,

Jeff Louis

Chairman, Gannett Board of Directors

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect Gannett’s and New Media’s current views regarding, among other things, the proposed transaction between Gannett and New Media, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction and future opportunities for the combined company, as well as other statements that are other than historical fact. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Gannett’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and other factors that could lead to actual results materially different from those described in the forward-looking statements. Gannett cannot give any assurance that its expectations will be attained. The actual results, liquidity and financial condition may differ from the anticipated results, liquidity and financial condition indicated in these forward-looking statements. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially from expectations or estimates reflected in such forward-looking statements, including, among others:

•	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;

•

the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of Gannett’s stockholders and New Media’s stockholders with respect to the proposed transaction and the receipt of regulatory clearances required to consummate the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames or at all;

•

the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;

•

the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;

•	the retention of certain key employees; and

•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by Gannett in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Such forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, Gannett expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Gannett and New Media. The proposed transaction will be submitted to Gannett’s stockholders and New Media’s stockholders for their consideration. In connection with the proposed transaction, New Media intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to shares of its common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”), and each of New Media and Gannett will mail the Joint Proxy Statement to their respective stockholders and file other documents regarding the proposed acquisition with the SEC. Stockholders are urged to read all relevant documents filed with the SEC, including the Registration Statement and the Joint Proxy Statement, as well as any amendments or supplements to these documents, carefully when they become available because they will contain important information about the proposed transaction. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Gannett or New Media with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of Gannett’s website, www.gannett.com and New Media’s website, www.newmediainv.com.

Participants in Solicitation

Gannett and New Media and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from holders of shares of Gannett common stock and holders of shares of New Media common stock in respect of the proposed transaction. Information about the directors and executive officers of Gannett is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2019. Information about the directors and executive officers of New Media is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Investors may obtain additional information regarding the interest of such participants in the solicitation by reading the Registration Statement and the Joint Proxy Statement (once available). You may obtain free copies of these documents using the sources indicated above.